FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	January 7, 2007	WRITER’S DIRECT LINE 414.297.5644 jrothman@foley.com EMAIL
VIA EDGAR AND FEDERAL EXPRESS		CLIENT/MATTER NUMBER 015428-0122

Mr. Kevin Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Regal-Beloit Corporation Form 10-K for the year ended December 30, 2006 Filed February 27, 2007 Form 10-Q for the quarter ended September 29, 2007 File No. 1-10702

Dear Mr. Vaughn:

        On behalf of our client, Regal-Beloit Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 10, 2007 (the “Comment Letter”), with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Form 10-K for the year ended December 30, 2006

Item 8 – Financial Statements and Supplementary Data, page 23

Note (4) Goodwill and Other Intangibles, page 36

1.	We note your disclosure that the amounts allocated to intangible assets were determined by independent appraisals. While in future filings management may elect to take full responsibility for valuing the intangible assets, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-K, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

        The Company respectfully advises the Staff that it utilized an independent valuation firm to assist it in the valuation of intangible assets after certain acquisitions. The Company did not quote or summarize any portion of the report of the independent valuation firm in its Form 10-K, nor did the Company state that the independent valuation firm “reviewed or passed upon” any information contained in footnote 4 to the Company’s audited financial statements contained in its Form 10-K. See Rule 436(b) under the Securities Act of 1933, as amended (the “Securities Act”). The information provided by the independent valuation firm was considered by the Company (along with other information and data) in making judgment as to the valuation estimates provided in the Company’s Form 10-K filing, but by no means was the sole basis for these estimates. The Company acknowledges that management is responsible for determining the fair values used to allocate purchase price. Accordingly, the Company considered but did not rely exclusively on the information provided by the independent valuation firm. For these reasons, the Company does not consider the independent valuation firm to have served as an expert within the meaning of Section 7 of the Securities Act and Rule 436 thereunder with respect to the Company’s valuation of intangible assets.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Kevin Vaughn
January 7, 2008

        Accordingly, the Company advises the Staff that it will remove references to the independent appraisals in its future filings with the Commission. The Company respectfully submits, however, that in its view it is not required to (a) name the independent valuation firm in the “Experts” section of any future registration statements filed by the Company under the Securities Act or (b) obtain a written consent from the independent valuation firm for filing as an exhibit to any such registration statement.

Item 9A – Controls and Procedures, page 47

2.	We note your disclosure that the “Chief Executive Officer and Chief Financial Officer concluded that the [Company’s] disclosure controls and procedures were effective as of December 30, 2006 to ensure that (a) incorporation required to be disclosed in the reports that [we] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

        The Company respectfully advises the Staff that the Company will revise its disclosure under “Item 9A – Controls and Procedures” in its future Annual Reports on Form 10-K and “Item 4 – Controls and Procedures” in its future Quarterly Reports on Form 10-Q in response to this comment. The Company supplementally advises the Staff that its officers did undertake the analysis in connection with the filing of its Form 10-K to conclude that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Mr. Kevin Vaughn
January 7, 2008

Form 10-Q for the quarter ended September 29, 2007

Item I. Condensed Consolidated Financial Statements, page 3

Note 4. Acquisitions and Divestitures

3.	You disclose that the total combined purchase price for the acquired assets of the Fasco Motor business and the acquired stock of Jakel Incorporated was $250.8 million, net of cash acquired. It appears that these acquisitions are material in the aggregate under SFAS 141. Please revise future filings to provide the supplemental pro forma information required by paragraphs 54-55 of SFAS 141. In addition, please confirm that your fiscal year 2007 Form 10-K will include all disclosure required by paragraphs 51-52 of SFAS 141.

        In response to the Staff’s comment, the Company will include in future filings the supplemental pro forma information pursuant to paragraphs 54-55 of SFAS 141 with respect to the referenced acquisitions. The Company further confirms that its fiscal year 2007 Form 10-K will include the disclosure contemplated by paragraphs 51-52 of SFAS 141.

4.	As a related matter, please provide us with your calculations under Rule 3-05 of Regulation S-X of the significance of the Fasco Motors acquisition, the Jakel acquisition, the Morrill Motors acquisition on October 12, 2007, and the Alstom’s motors and fans business on November 2, 2007. Tell us how you concluded that you were not required to file audited financial statements and unaudited pro forma financial statements in connection with these acquisitions.

        The Company respectfully advises the Staff that the Company undertook the following calculations in making its determination that it was not obligated pursuant to Rule 3-05 of Regulation S-X (“Rule 3-05”) to file audited financial statements and unaudited pro forma financial statements in connection with any of the four acquisitions referred to by the Staff in this comment.

        For purposes of these charts, the Company utilizes the following terms to refer to the significant subsidiary tests used to consider the acquired business financial statement requirements of Rule 3-05. These tests are contained in Rule 1-02(w) of Regulation S-X and modified by Rule 3-05(b)(2)(i) to change the applicable percentage threshold to 20%:

•	“Investment Test” – Did the Company’s and its subsidiaries’ investments in and advances to the subsidiary exceed 20% of the total assets of the Company and its subsidiaries consolidated as of the end of the Company’s most recently completed fiscal year?

•	“Asset Test” – Did the Company’s and its other subsidiaries’ proportionate share of the total assets of the subsidiary exceed 20% of the total assets of the Company and its subsidiaries consolidated as of the end of the Company’s most recently completed fiscal year?

•	“Income Test” – Did the Company’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle of the subsidiary exceed 20% of such income of the Company and its subsidiaries consolidated for the most recently completed fiscal year?

Mr. Kevin Vaughn
January 7, 2008

I.	Fasco Motors

Rule 3-05 Significant Subsidiary Test	Acquired Business Financial Metric	Company Financial Metric	Percentage
Investment Test	*	$1,437,559,000	*

Asset Test	*	$1,437,559,000	*

Income Test	*	$174,842,000	*

II.	Jakel Incorporated

Rule 3-05 Significant Subsidiary Test	Acquired Business Financial Metric	Company Financial Metric	Percentage
Investment Test	*	$1,437,559,000	*

Asset Test	*	$1,437,559,000	*

Income Test	*	$174,842,000	*

III.	Morrill Motors

Rule 3-05 Significant Subsidiary Test	Acquired Business Financial Metric	Company Financial Metric	Percentage
Investment Test	*	$1,437,559,000	*

Asset Test	*	$1,437,559,000	*

Income Test	*	$ 174,842,000	*

*	Redacted information pursuant to Rule 83 confidential treatment request.

Mr. Kevin Vaughn
January 7, 2008

IV.	Alstom Motors and Fans Business in India

Rule 3-05 Significant Subsidiary Test	Acquired Business Financial Metric	Company Financial Metric	Percentage
Investment Test	*	$1,437,559,000	*

Asset Test	*	$1,437,559,000	*

Income Test	*	$ 174,842,000	*

        The Company further advises the Staff that the none of the acquisitions were “related acquisitions” as such term is set forth in Rule 3-05(a)(3). Specifically, (a) prior to the consummation of the various acquisitions, none of the acquired businesses were under common control or management; (b) none of the acquisitions was conditioned on the acquisition of any other of the acquired businesses; and (c) the acquisitions were not conditioned on a single common event.

        Finally, the Company advises the Staff that the aggregate impact of the four business acquired does not exceed 50% for any of the Investment Test, the Asset Test or the Income Test.

*   *   *   *

        Additionally, as requested, the Company is also enclosing with the hard copies of this response letter a letter from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments in the Form 10-K and Form 10-Q do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

*	Redacted information pursuant to Rule 83 confidential treatment request.

Mr. Kevin Vaughn
January 7, 2008

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5644 or Benjamin F. Garmer, III at (414) 297-5765.

Very truly yours, /s/ Jay O. Rothman Jay O. Rothman

Enclosures

cc:	Lynn Dicker David Burton Securities and Exchange Commission Henry W. Knueppel David A. Barta Paul J. Jones Regal-Beloit Corporation Benjamin F. Garmer, III Foley & Lardner LLP

Regal Beloit Corporation
200 State Street
Beloit, WI 53511

January 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Regal-Beloit Corporation Form 10-K for the year ended December 30, 2006 Filed February 27, 2007 Form 10-Q for the quarter ended September 29, 2007 File No. 1-10702

Ladies and Gentlemen:

        Regal Beloit Corporation (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 10, 2007 with respect to the above-referenced filings, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments in the Form 10-K and Form 10-Q do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
REGAL BELOIT CORPORATION
/s/ David A. Barta
David A. Barta
Vice President and Chief Financial Officer